Impact capital

Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385.

Brisbane
Sydney
Melbourne
Perth
Auckland

20 December 2007

07028920

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 6 2007
WASH, D.C.
161

SUPPL

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of November 2007.

Sincerely,

Alison Hill

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

ASX / MEDIA RELEASE

26 November 2007

SEC Mail Processing Section
RECEIVED
DEC 2 6 2007
WASH. D.C.
161

ADOPTION OF NEW CONSTITUTION

At the Annual General Meeting of the Company held on 21 November 2007, shareholders adopted a new Constitution. Attached is a copy of the Form 205 together with a copy of the resolution and the new Constitution.

For further information please contact Ms Alison Hill, Company Secretary on (07) 3211 8000.

ASIC registered agent number

lodging party or agent name IMPACT CAPITAL LIMITED
office, level, building name or PO Box no. LEVEL 7
street number & name 10 MARKET STREET
suburb/city BRISBANE state/territory QLD postcode 4000
telephone (07) 3211 8000
facsimile (07) 3229 4199
DX number suburb/city

ASS CASH PROC. REQ-A REQ-P

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Australian Securities & Investments Commission

form 205

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

Company name
ACN

Subject(s) of the resolution

(tick boxes which apply)

Section	Subject	Box
157(2)	change of company name	☐ A
162(3)	change from public company to proprietary company	☐ B
162(3)	change from proprietary company to public company	☐ C
162(3)	change from no-liability company to company limited by shares	☐ F
162(3)	change from limited company to unlimited company	☐ G
162(3)	change from unlimited company to limited company	☐ H
162(3)	change from company limited by guarantee to company limited by shares	☐ AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐ AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐ AC
162(3)	change from limited (mining) company to a no-liability company	☐ X
136(5)	alteration of constitution	☑ J
491(1)	voluntary winding up by members	☐ L
491(1)	voluntary winding up by creditors	☐ M
461(2)	company resolved to be wound up by Court	☐ AD
506(1B)	powers & duties of liquidator (voluntary)	☐ AF
507(11)	company's arrangement with liquidator	☐ AG
510(1A)	binding arrangements on company/ creditors	☐ AH
	other	☐ R

section number
brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 21/11/2007

The resolution ☐ set out below
☑ in the attached annexure marked "A" (show mark A B etc), was passed or agreed to (as required) as a special ~~or ordinary~~ resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no

if yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.

print name KENNETH RICH capacity DIRECTOR

sign here [signature] date 26/11/07

THIS IS ANNEXURE "A"

Of 50 Pages
Containing the Special Resolution passed and
The Constitution adopted
As referred to in
Form 205 Notification of **resolution**

Special Resolution

"That the Company adopt as it's Constitution the document tabled at the 2007 Annual General Meeting and signed by the Chairman for identification in substitution for the existing Constitution of the Company.."

Kenneth Rich
Chairman

26 November 2007
Date

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Constitution

Impact Capital Limited
A public company limited by shares

Home Wilkinson Lowry
Lawyers

Level 13
175 Eagle Street
BRISBANE QLD 4000
DX 152 BRISBANE
ABN 37 246 549 189
Tel: (07) 3002 6700
Fax: 1300 368 717

www.hwl.com.au
Ref: BC:88731

This is the constitution of Impact Capital Limited (ICD) to be adopted at a meeting of members as the new constitution of ICD in substitution for, and to the exclusion of the existing constitution of ICD which is signed by me as Chairman for the purposes of identification.

Chairman

Table of Contents

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Constitution

Date	
Parties	
	Impact Capital Limited ACN 094 503 385 **(Company)**

Constitution

1.1 Definitions

In this Constitution unless the contrary intention appears:

Alternate Director means a person appointed as an alternate director under article 12.8.

ASX means Australian Securities Exchange Limited.

Committee means a committee of Directors constituted under article 11.6.

Company means Impact Capital Limited (ACN 094 503 385).

Constitution means this constitution as amended from time to time, and a reference to an article is a reference to an article of this Constitution.

Corporations Act means the *Corporations Act* 2001 (Cwlth).

CS Facility has the same meaning as prescribed in the Corporations Act.

CS Facility Operator means the operator of a CS Facility.

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Executive Director means a person appointed as an executive director under article 1.1.8.

Issuer Sponsored Holding means a holding on an electronic sub-register maintained by the Company in accordance with the Listing Rules.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Managing Director means a person appointed as a managing director under article 11.8.

Member means a person entered in the Register as a holder of shares in the capital of the Company.

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Operating Rules means the operating rules of a CS Facility regulating the settlement, clearing and registration of uncertificated shares as amended, varied or waived (whether in respect of the Company or generally) from time to time.

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution, and in the absence of a determination means:

(a) for the purposes of article 4.9, [10%] per annum;

(b) otherwise, [20%] per annum.

Register means the register of Members of the Company under the Corporations Act and, if appropriate, includes a branch register.

Registered Office means the registered office of the Company.

Representative means a person appointed to represent a corporate Member at a general meeting of the Company in accordance with the Corporations Act.

Restriction Agreement means a restriction agreement within the meaning and for the purposes of the Listing Rules.

Secretary means a person appointed under article 13.1 as a secretary of the Company and where appropriate includes an acting secretary and a person appointed by the Directors to perform all or any of the duties of a secretary of the Company.

State means the State or Territory in which the Company is for the time being registered.

1.2 **Interpretation**

in this Constitution unless the contrary intention appears:

(a) **(gender)** words importing any gender include all other genders;

(b) **(person)** the word person includes a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association or an authority;

(c) **(singular includes plural)** the singular includes the plural and vice versa;

(d) **(regulations)** a reference to a law includes regulations and instruments made under the law;

(e) **(amendments to statutes)** a reference to a law or a provision of a law includes amendments, re-enactments or replacements of that law or the provision, whether by the State or the Commonwealth of Australia or otherwise;

(f) **(from time to time)** a power, an authority or a discretion reposed in a Director, the Directors, the Company in general meeting or a Member may be exercised at any time and from time to time;

(g) **(amount paid)** a reference to an amount paid on a share includes an amount credited as paid on that share;

(h) **(signed)** where, by a provision of this Constitution, a document including a notice is required to be signed, that requirement may be satisfied in relation to an electronic communication of the document in any manner permitted by law or by any State or Commonwealth law relating to electronic transmissions or in any other manner approved by the Directors; and

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(i) **(writing)** "writing" and "written" includes printing, typing and other modes of reproducing words in a visible form including, without limitation, any representation of words in a physical document or in an electronic communication or form or otherwise.

1.3 Corporations Act

In this Constitution unless the contrary intention appears:

(a) an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act; and

(b) "section" means a section of the Corporations Act.

1.4 Listing Rules interpretation

In this Constitution, unless the contrary intention appears the expressions "closing price on SEATS", "Takeover Bid", "Uncertificated Securities", "disposed of", "disposed", "Escrow Period" and "Restricted Securities" have the same meaning as in the Listing Rules.

1.5 Headings

Headings are inserted for convenience and are not to affect the interpretation of this Constitution.

1.6 Replaceable rules not to apply

The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and accordingly do not apply to the Company.

1.7 Currency

The Directors may:

(a) differentiate between Members as to the currency in which any amount payable to a Member is paid (whether by way of or on account of dividends, repayment of capital, participation in surplus property of the Company or otherwise);

(b) determine to pay a distribution in a currency other than Australian and the amount payable will be converted from Australian currency in any manner, at any time and at any exchange rate as the Directors think fit; and

(c) in deciding the currency in which a payment is to be made to a Member, have regard to the registered address of the Member, the register on which a Member's shares are registered and any other matters as the Directors consider appropriate.

1.8 Application of Listing Rules

In this Constitution a reference to the Listing Rules only applies while the Company is on the official list of ASX.

While the Company is on the official list of ASX:

(a) despite anything contained. in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

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(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done as the case may be;

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is taken to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is taken not to contain that provision; and

if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is taken not to contain that provision to the extent of the inconsistency.

2. Share capital

2.1 Directors to issue shares

The issue of shares in the Company is under the control of the Directors who may:

(a) issue and cancel shares in the Company;

(b) grant options over unissued shares in the Company; and

(c) settle the manner in which fractions of a share, however arising, are to be dealt with,

subject to the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

2.2 Preference shares

(a) The Company may not issue preference shares (including redeemable preference shares) and issued shares may not be converted into preference shares unless the rights attached to the preference shares are as set out in schedule 1 or have been otherwise approved by special resolution.

(b) Subject to the Corporations Act, any preference shares may, with the sanction of a resolution of the Company in general meeting, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed.

2.3 Class meetings

The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with any necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by at least two persons who, between them, hold or represent one-third of the issued shares of the class (unless only one person holds all of the shares of the class, in which case that person constitutes a quorum); and

(b) any holder of shares of the class, present in person or by proxy, or attorney or Representative, may demand a poll.

2.4 Non-recognition of interests

Except as required by law, the Company is not required to recognise:

(a) a person as holding a share on any trust, or

(b) any other interest in any share or any other right in respect of a share except an absolute right of ownership in the registered holder,

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whether or not it has notice of the trust, interest or right.

2.5 Joint holders of shares

Where two or more persons are registered as the joint holders of shares then they are taken to hold the shares as joint tenants with rights of survivorship, but the Company is not bound:

(a) to register more than three persons as joint holders of a share; or

(b) to issue more than one certificate or holding statement in respect of shares jointly held.

2.6 Allotment

The Directors may not, without the prior approval of a resolution of the Company in general meeting, allot any share in the Company to any person where the allotment would have the effect of transferring a controlling interest in the Company.

2.7 Variation of rights

If the share capital is divided into different classes of shares, the rights attached, to a class may, unless otherwise provided by the terms of issue of the shares of that class, be varied or abrogated in any way with:

(a) the consent in writing of the holders of at least three-quarters of the issued shares of that class; or

(b) the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

2.8 Creation or issue of further shares

The rights conferred on the holders of the shares of any class are not to be taken as varied by the creation or issue of further shares ranking equally with the first-mentioned shares unless otherwise:

(a) expressly provided by the terms of issue of the first-mentioned shares; or

(b) required by the Corporations Act or, whilst the Company remains on the official list of ASX, the Listing Rules.

3. Lien

3.1 Lien on share

To the extent permitted by law, the Company has a first and paramount lien on every share for:

(a) all due and unpaid calls and instalments in respect of that share;

(b) all money which the Company is required by law to pay, and has paid, in respect of that share;

(c) reasonable interest on the amount due from the date it becomes due until payment; and

(d) reasonable expenses of the Company in respect of the default on payment.

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3.2 **Lien on loans under employee incentive schemes**

The Company has a first and paramount lien on each share registered in the name of the Member for all money payable to the Company by the Member under loans made under an employee incentive scheme.

3.3 **Lien on distributions**

A lien on a share under article 3.1 or 3.2 extends to all distributions in respect of that share, including dividends.

3.4 **Exemption from article 3.1 or 3.2**

The Directors may at any time exempt a share wholly or in part from the provisions of article 3.1 or 3.2.

3.5 **Extinguishment of lien**

The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the lien to the transferee.

3.6 **Company's rights to recover payments**

A Member must reimburse the Company on demand in writing for all payments the Company makes to a government or taxing authority in respect of the Member, the death of a Member or the Member's shares or any distributions on the Member's shares, including dividends, where the Company is either:

(a) required by law to make the relevant payment; or

(b) advised, by a lawyer qualified to practice in the jurisdiction, of the relevant government or taxing authority that the Company is required by law to make the relevant payment.

The Company is not obliged to advise the Member in advance of its intention to make the payment.

3.7 **Reimbursement is a debt due**

The obligation of the Member to reimburse the Company is a debt due to the Company as if it were a call on all the Member's shares, duly made at the time when the written demand for reimbursement is given by the Company to the Member. The provisions of this Constitution relating to non-payment of calls, including payment of interest and sale of the Member's shares under lien, apply to the debt.

3.8 **Sale under lien**

Subject to article 3.9, the Company may sell, in any manner the Directors think fit, any share on which the Company has a lien.

3.9 **Limitations on sale under lien**

A share on which the Company has a lien may not be sold by the Company unless:

(a) an amount in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and

demanding payment of the amount which is presently payable in respect of which the lien exists.

3.10 Transfer on sale under lien

For the purpose of giving effect to a sale under article 3.8, the Company may receive the consideration, if any, given for the share so sold and may execute a transfer of the share sold in favour of the purchaser of the share, or do all such other things as may be necessary or appropriate for it to do to effect the transfer. The purchaser is not bound to see to the application of the purchase money.

3.11 Irregularity or invalidity

The title of the purchaser to the share is not affected by any irregularity or invalidity in connection with the sale of the share under article 3.8.

3.12 Proceeds of sale

The proceeds of a sale under article 3.8 must be applied by the Company in payment of the amount in respect of which the lien exists as is presently payable, and the residue, if any, must be paid to the person entitled to the share immediately before the sale.

4. Calls on shares

4.1 Directors to make calls

The Directors may:

(a) make calls on a Member in respect of any money unpaid on the shares of that Member, if the money is not by the terms of issue of those shares made payable at fixed times;

(b) make a call payable by instalments; and

(c) revoke or postpone a call.

4.2 Time of call

A call is taken to be made at the time when the resolution of the Directors authorising the call is passed.

4.3 Members' liability

Each Member must, upon receiving not less than 30 business days' notice specifying the time or times and place of payment, pay to the Company by the time or times, and at the place, so specified the amount called on that Member's shares.

4.4 Joint holders' liability

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

4.5 Non-receipt of notice

The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

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4.6 Interest on default

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

4.7 Fixed instalments

Subject to any notice requirements under the Listing Rules, if the terms of a share make a sum payable on issue of the share or at a fixed date, this is taken to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable. In the case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

4.8 Differentiation between holders as to calls

The Directors may, on the issue of shares, differentiate between the holders of the shares as to the amount of calls to be paid and the times of payment.

4.9 Prepayment of calls and interest

The Directors may:

(a) accept from a Member the whole or a part of the amount unpaid on a share even if no part of that amount has been called; and

(b) authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed between the Directors and the Member paying the sum.

5. Forfeiture of shares

5.1 Notice requiring payment of call

If a Member fails to pay a call or instalment of a call on the day appointed to fix payment of the call or instalment, the Directors may, at any time afterwards during such time as any part of the call or instalment remains unpaid, give a notice to the Member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of that non-payment.

5.2 Contents of notice

The notice must name a further day, which is at least 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

5.3 Forfeiture for failure to comply with notice

If a notice under article 5.1 has not been complied with by the date specified in the notice, the Directors may by resolution forfeit the relevant shares, at any time before the payment required by the notice has been made.

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5.4 Dividends and distributions included in forfeiture

A forfeiture under article 5.3 includes all dividends and other distributions declared or to be made in respect of the forfeited shares and not actually paid or distributed before the forfeiture.

5.5 Sale or re-issue of forfeited shares

Subject to the Corporations Act, a share forfeited under article 5.3 may be sold, re-issued or otherwise disposed of to such person and on such terms as the Directors think fit.

5.6 Notice of forfeiture

If any share is forfeited under article 5.3, notice of the forfeiture must be given to the Member holding the share immediately before the forfeiture and an entry of the forfeiture and its date must be made in the Register. Any failure to give notice or enter the forfeiture in the Register does not invalidate the forfeiture.

5.7 Surrender instead of forfeiture

The Directors may accept the surrender of any share which they are entitled to forfeit on any terms they think fit and any share so surrendered is taken to be a forfeited share.

5.8 Cancellation of forfeiture

At any time before a sale, re-issue or disposal of a share under article 5.5, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

5.9 Effect of forfeiture on former holder's liability

A person whose shares have been forfeited:

(a) ceases to be a Member in respect of the forfeited shares; and

(b) remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares, plus interest at the Prescribed Interest Rate from the date of forfeiture and the reasonable expenses of the sale of the shares, until the Company receives payment in full of all money (including interest and expenses) so payable in respect of the shares.

5.10 Evidence of forfeiture

A statement in writing declaring that the person making the statement is a Director or a Secretary, and that a share in the Company has been forfeited in accordance with this Constitution on the date declared in the statement, is prima facie evidence of the facts in the statement as against all persons claiming to be entitled to the share.

5.11 Transfer of forfeited share

The Company may receive the consideration (if any) given for a forfeited share on any sale, re-issue or disposal of the share under article 5.5 and may execute or effect a transfer of the share in favour of the person to whom the share is sold, re-issued or disposed.

5.12 Registration of transferee

On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

5.13 Irregularity or invalidity

The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale, re-issue or disposal of the share.

6. Transfer of shares

6.1 Forms of instrument of transfer

Subject to this Constitution and the Listing Rules, a share in the Company is transferable:

(a) as provided by the Operating Rules of a CS Facility; or

(b) by any other method of transfer which is required or permitted by the Corporations Act and ASX.

6.2 Execution and delivery of transfer

If a duly completed instrument of transfer:

(a) is used to transfer a share in accordance with article 6.1(b); and

(b) is left for registration at the share registry of the Company, accompanied by any information that the Directors properly remit to show the right of the transferor to make the transfer,

the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as the holder of the share.

6.3 Effect of registration

Except as provided by any applicable Operating Rule of a CS Facility, a transferor of a share remains the holder of the share transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the share.

6.4 Company to register forms without charge

The Company must register all registrable transfer forms, certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without imposing a charge except where a charge is permitted by the Listing Rules.

6.5 Power to refuse to register

If permitted by the Listing Rules the Directors may:

(a) request any applicable CS Facility Operator to apply a holding lock to prevent a transfer of shares in the Company from being registered on the CS Facility's subregister; or

(b) refuse to register a transfer of shares in the Company to which paragraph (a) does not apply.

6.6 Obligation to refuse to register

The Directors must:

(a) request any applicable CS Facility Operator to apply a holding lock to prevent transfer of shares in the Company from being registered on the CS Facility's subregister; or

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(b) refuse to register any transfer of shares in the Company to which paragraph (a) does not apply,

if:

(c) the Listing Rules require the Company to do so; or

(d) the transfer is in breach of the Listing Rules or a Restriction Agreement.

6.7 Written notice to security holder of holding lock or refusal

If in the exercise of their rights under articles 6.5 and 6.6 the Directors request application of a holding lock to prevent a transfer of shares in the Company or refuse to register a transfer of shares they must give written notice of the request or refusal to the holder of the shares, the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Directors.

6.8 Company to retain instrument of transfer

The Company must retain every instrument of transfer which is registered for such period as is required by any applicable law.

6.9 Resolution required for proportional takeover provisions

Despite articles 6.1, 6.2 and 6.3, if offers are made under a proportional takeover bid for securities of the Company in accordance with the Corporations Act:

(a) articles 6.9 to 6.13 apply;

(b) the registration of a transfer giving effect to a takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution (an "approving resolution") to approve the bid is passed or taken to be passed in accordance with article 6.12 or article 6.13; and

(c) the Directors must ensure that an approving resolution is voted on in accordance with articles 6.10 to 6.11 before the 14th day before the last day of the bid period.

6.10 Procedure for resolution

The Directors may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of article 6.11, as if it were a general meeting of the Company convened and conducted in accordance with this Constitution and the Corporations Act with such modifications as the Directors determine the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedure:

(i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such lesser period as the Directors determine the circumstances require;

(ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

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(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Directors consider appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted by the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power or authority certified as a true copy by statutory declaration is or are received by the Company before close of business on the date specified in the notice of postal ballot for closing of the postal ballot at the Registered Office or share registry of the Company or at such other place as is specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing which to be effective must be received by the Company before the close of business on the date for closing of the postal ballot.

6.11 Persons entitled to vote

The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

6.12 Resolution passed or rejected

If the resolution is voted on in accordance with articles 6.9 to 6.11 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is to be taken to have been rejected.

6.13 Resolution taken as passed

If a resolution to approve the bid has not been voted on as at the end of the day before the 14th day before the last day of the bid period, then a resolution to approve the bid is taken to have been passed in accordance with articles 6.10 to 6.12.

6.14 Takeover articles cease to have effect

Articles 6.9 to 6.13 cease to have effect on the day three years after the later of their adoption or last renewal.

For personal use only

7. Transmission of shares

7.1 Transmission of shares on death

If a Member, who does not hold shares jointly, dies, the Company will recognise only the personal representative of the Member as being entitled to the Member's interest in the shares.

7.2 Information given by personal representative

If the personal representative gives the Directors the information they reasonably require to establish the representative's entitlement to be registered as a holder of the shares:

(a) the personal representative may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(ii) by giving a completed transfer form to the Company, transfer the shares to another person; and

(b) the personal representative is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

On receiving an election under paragraph (a)(i), the Company must register the personal representative as the holder of the shares.

A transfer under paragraph (a)(ii) is subject to the articles that apply to transfers generally.

7.3 Death of joint owner

If a Member, who holds shares jointly, dies, the Company will recognise only the survivor as being entitled to the Member's interest in the shares. The estate of the Member is not released from any liability in respect of the Shares.

7.4 Transmission of shares on bankruptcy

If a person entitled to shares because of the bankruptcy of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the shares, the person may:

(a) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(b) by giving a completed transfer form to the Company, transfer the shares to another person.

On receiving an election under paragraph (a), the Company must register the person as the holder of the shares.

A transfer under paragraph (b) is subject to the articles that apply to transfers generally.

This article has effect subject to the *Bankruptcy Act* 1966 (Cwlth).

7.5 Transmission of shares on mental incapacity

If a person entitled to shares because of the mental incapacity of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the shares:

For personal use only

(a) the person may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(ii) by giving a completed transfer form to the Company, transfer the shares to another person; and

(b) the person is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

On receiving an election under paragraph (a)(i), the Company must register the person as the holder of the shares.

A transfer under paragraph (a)(ii) is subject to the articles that apply to transfers generally.

8. General meetings

8.1 Annual general meeting

Annual general meetings of the Company are to be held in accordance with the Corporations Act.

8.2 Convening a general meeting

The Directors may convene and arrange to hold a general meeting of the Company whenever they think fit and must do so if required to do so under the Corporations Act.

8.3 Notice of general meeting

Notice of a general meeting must be given in accordance with article 18 and the Corporations Act and may be given as set out below.

If a Member nominates:

(a) an electronic means by which the Member may be notified that notices of meeting are available; and

(b) an electronic means the Member may use to access notices of meeting,

the Company may give the Member notice of the Meeting by notifying the Member (using the notification means nominated by the Member):

(c) that the notice of meeting is available; and

(d) how the Member may use the electronic means nominated by the Member to access the notice of meeting.

A notice of meeting given to a Member by this electronic means is taken to be given on the business day after the day on which the Member is notified that the notice of meeting is available.

8.4 Calculation of period of notice

In computing the period of notice under article 8.3, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

For personal use only

8.5 Cancellation or postponement of a meeting

Where a general meeting (including an annual general meeting) is convened by the Directors they may by notice, whenever they think fit, cancel the meeting or postpone the holding of the meeting to a date and time determined by them or change the place for the meeting.

This article 8.5 does not apply to a meeting convened in accordance with the Corporations Act by a single Director, by Members, by the Directors on the request of Members or to a meeting convened by a court.

8.6 Notice of cancellation or postponement of a meeting

Notice of cancellation or postponement or change of place of a general meeting must state the reason for cancellation or postponement and be:

(a) published in a daily newspaper circulating in Australia;

(b) given to ASX; or

(c) subject to the Corporations Act and the Listing Rules, given in any other manner determined by the Directors.

8.7 Contents of notice of postponement of meeting

A notice of postponement of a general meeting must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

8.8 Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a general meeting to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this Constitution or the Corporations Act.

8.9 Business at postponed meeting

The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the original notice convening the meeting.

8.10 Proxy, attorney or Representative at postponed meeting

Where by the terms of an instrument appointing a proxy or attorney or an appointment of a Representative:

(a) the appointed person is authorised to attend and vote at a general meeting or general meetings to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of Representative

For personal use only

-unless the Member appointing the proxy, attorney or Representative gives to the Company at its Registered Office notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

8.11 **Non-receipt of notice**

The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting.

8.12 **Director entitled to notice of meeting**

A Director is entitled to receive notice of and to attend all general meetings and all separate meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

9. Proceedings at general meetings

9.1 **Membership at a specified time**

The Directors may determine, for the purposes of a particular general meeting, that all the shares that are quoted on ASX at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made and published in accordance with the Corporations Act.

9.2 **Reference to a Member**

Unless the contrary intention appears, a reference to a Member in this article 9 means a person who is a Member, or a:

(a) proxy;

(b) attorney; or

(c) Representative,

of that Member.

9.3 **Number for a quorum**

Subject to article 9.6, three Members present in person or by proxy, attorney or Representative are a quorum at a general meeting. In determining whether a quorum is present, each individual attending as a proxy, attorney or Representative is to be counted, except that:

(a) where a Member has appointed more than one proxy, attorney or Representative, only one is to be counted; and

(b) where an individual is attending both as a Member and as a proxy, attorney or Representative, that individual is to be counted only once.

9.4 **Requirement for a quorum**

An item of business may not be transacted at a general meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the time the first item of business is transacted, it is taken to be present when the meeting proceeds to consider each subsequent item of business unless the chairman of the meeting (on the chairman's own

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motion or at the request of a Member, proxy, attorney or Representative who is present) declares otherwise.

9.5 If quorum not present

If within 30 minutes after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened by a Director, or at the request of Members, is dissolved; and

(b) in any other case, stands adjourned to the same day in the next weak and the same time and place, or to such other day, time and place as the Directors appoint by notice to the Members and others entitled to notice of the meeting.

9.6 Adjourned meeting

At a meeting adjourned under article 9.5(b), two persons each being a Member, proxy, attorney or Representative present at the meeting are a quorum and, if a quorum is not present within. 30 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

9.7 Appointment of chairman of general meeting

If the Directors have elected one of their number as chairman of their meetings, that person is entitled to preside as chairman at a general meeting.

9.8 Absence of chairman at general meeting

If a general meeting is held and:

(a) a chairman has not been elected by the Directors; or

(b) the elected chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the following may preside as chairman of the meeting (in order of precedence):

(c) the deputy chairman (if any);

(d) a Director chosen by a majority of the Directors present; or

(e) the only Director present.

9.9 Appointment of chairman of general meeting

If the Directors have elected one of their number as chairman of their meetings, that person is entitled to preside as chairman at a general meeting.

9.10 Absence of chairman at general meeting

If a general meeting is held and:

(a) a chairman has not been elected by the Directors; or

(b) the elected chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the following may preside as chairman of the meeting (in order of precedence):

For personal use only

(c) the deputy chairman (if any);

(d) a Director chosen by a majority of the Directors present;

(e) the only Director present; or

(f) a Member chosen by a majority of the Members present in person or by proxy, attorney or Representative.

9.11 **Conduct of general meetings**

The chairman of a general meeting:

(a) has charge of the general conduct of the meeting and the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this article is final.

9.12 **Adjournment of general meeting**

The chairman of a general meeting may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and place, but:

(a) in exercising the discretion to do so, the chairman may, but need not, seek the approval of the Members present in person or by proxy, attorney or Representative; and

(b) only unfinished business is to be transacted at a meeting resumed after an adjournment.

Unless required by the chairman, a vote may not be taken or demanded by the Members present in person or by proxy, attorney or Representative in respect of any adjournment.

9.13 **Notice of adjourned meeting**

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

9.14 **Questions decided by majority**

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

9.15 **Equality of votes - no casting vote for chairman**

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote, in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or Representative.

For personal use only

9.16 **Voting on show of hands**

At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is effectively demanded and the demand is not withdrawn. A declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

9.17 **Poll**

If a poll is effectively demanded:

(a) it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is a resolution of the meeting at which the poll was demanded;

(b) on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c) the demand may be withdrawn; and

(d) the demand does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

9.18 **Entitlement to vote**

Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or Representative of a Member has one vote; and

(b) on a poll, each Member present in person has one vote for each fully paid share held by the Member and each person present as proxy, attorney or Representative of a Member has one vote for each fully paid share held by the Member that the person represents.

A Member is not entitled to vote at a general meeting in respect of shares which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

9.19 **Voting on a poll for partly paid shares**

Subject to article 9.20 and the terms on which shares are issued, if a Member holds partly paid shares, the number of votes the Member has in respect of those shares on a poll is determined as follows:

$$\frac{AxB}{C} = D$$

where:

A is the number of those shares held by the Member;

B is the amount paid on each of those shares excluding any amount:

(a) paid or credited as paid in advance of a call; and

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(b) credited as paid on those shares to the extent that it exceeds the value (ascertained at the time of issue of those shares) of the consideration received for the issue of those shares;

C is the issue price of each of those shares; and

D is the number of votes attached to those shares.

9.20 Fractions disregarded for a poll

On the application of article 9.17, any fraction which arises is be disregarded.

9.21 Joint shareholders' vote

If a share is held jointly and more than Member votes in respect of that share, only the vote of the Member whose name appears first in the Register counts.

9.22 Effect of unpaid call

A Member is not entitled at a general meeting to cast a vote attached to any share on which a call is due and payable and has not been paid.

9.23 Validity of vote in certain circumstances

Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a person votes as a proxy, attorney or Representative, a vote cast by that person is valid even if, before the person votes:

(a) the appointing Member dies;

(b) the Member is mentally incapacitated;

(c) the Member revokes the appointment or authority;

(d) the Member revokes the authority under which the appointment was made by a third party; or

(e) the Member transfers the share in respect of which the appointment or authority was given.

9.24 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

9.25 Scrutineers

The Auditors will be scrutineers unless they are unable or unwilling to act, or the chairman of the meeting directs otherwise, in which case the scrutineers will be appointed by the chairman.

For personal use only

9.26 Declaration of result

The chairman is entitled to declare the result of a poll upon receipt of a certificate from the scrutineers stating that sufficient votes to determine the result of the resolution have been counted and setting out the numbers of those votes cast for and against the resolution.

9.27 Vote of shareholder of unsound mind

If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health then the Member's committee or trustee or such other person as properly appointed has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were the Member.

9.28 Deemed authority to demand poll

An instrument appointing a proxy is deemed to confer authority to demand or join in demanding a poll.

9.29 Suspension of proxy's authority

A proxy's authority to speak and vote for a Member at a meeting is suspended while the Member is present at the meeting.

10. The Directors

10.1 Number of Directors

Unless otherwise determined by the Company in general meeting, the number of Directors is to be not less than three nor more than:

(a) [12]; or

(b) any lesser number than [12] determined by the Directors (but the number must not be less than the number of Directors in office at the time the determination takes effect).

The Directors in office at the time of adoption of this Constitution continue in office subject to this Constitution.

10.2 Change of number of Directors

The Company in general meeting may by resolution increase or reduce the number of Directors, and may determine the rotation in which the increased or reduced number is to retire from office.

10.3 Retirement and election of Directors

At each annual general meeting of the Company there must be an election of Directors. The Directors who must retire from office (but are eligible to stand for re-election) at the annual general meeting are as follows:

(a) each Director who has held office without re-election:

(i) beyond the third annual general meeting following the director's appointment or last election; or

(ii) for at least three years, which ever is the longer period;

(b) each Director who was appointed by the Directors under article 10.7; and

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(c) if none of (a) or (b) is applicable, the Director who has served office longest without re-election. If there are two or more such Directors who have been in office an equal length of time, then in default of agreement, the director to retire will be determined by lot.

This article does not apply to a Managing Director who is exempt from retirement by rotation in accordance with article 11.10.

10.4 Office held until conclusion of meeting

A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election.

10.5 Director elected at general meeting

(a) The Company may, at a general meeting at which a Director retires or otherwise vacates office, by resolution fill the vacated office by electing a person to that office.

(b) In addition to (a) above, the Company may, at a general meeting, by resolution elect any person to be a Director as an addition to the existing Directors, provided that;

(i) the total number of Directors does not exceed the maximum number determined in accordance with article 10.1; and

(ii) the person has been properly nominated in accordance with clause 10.6.

10.6 Eligibility for election as Director

Except for

(a) a person who is eligible for election or re-election under article 10.3, 10.7; or

(b) a person recommended for election by the Directors,

a person is not eligible for election as a Director at a general meeting of the Company unless a consent to nomination signed by the person has been lodged at the Registered Office:

(c) in the ease of a person recommended for election by the Directors, at least 20 business days before the general meeting; and

(d) in any other case, at least 35 business days before the general meeting or at least 30 business days in the case of a meeting that Members have requested the Directors to call.

10.7 Casual vacancy or additional Director

The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the maximum number determined in accordance with article 10.1.

A Director appointed under this article holds office until the conclusion of the next annual general meeting of the Company but is eligible for election at that meeting. This provision does not apply to one Managing Director nominated by the Directors under article 11.10.

10.8 Remuneration of Directors

The Directors are to be remunerated for their services as Directors as follows:

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(a) the amount of the remuneration of the Directors is a yearly sum not exceeding the sum from time to time determined by the Company in general. meeting. The notice convening the meeting must include the proposal to increase the Directors' remuneration and specify both the amount of the increase and the new yearly sum proposed for determination;

(b) the amount of the remuneration of the Directors is to be divided among them in the proportion and manner they agree or, in default of agreement, among them equally;

(c) the remuneration is to be provided wholly in cash unless the Directors, with the agreement of the Director concerned, determine that part is to be satisfied in the form of non-cash benefits, including the issue or purchase of shares in the Company or the grant of options to subscribe for such shares. The sum determined by the Company in general meeting under article 10.8(a) does not include remuneration in the form of share, option or other equity plans approved separately by the Company in general meeting;

(d) in making a determination under paragraph (c), the Directors may fix the value of any non-cash benefit; and

(e) the Directors' remuneration accrues from day to day, except for any non-cash benefit which is taken to accrue at the time the benefit is provided, subject to the terms on which the benefit is provided;

This article does not apply to the remuneration of the Managing Director or any other Director appointed under article 11.8.

10.9 Superannuation contributions

If required by law, the Company may make contributions to a fund for the purpose of making provision for or obtaining superannuation benefits for a Director. A contribution made by the Company under this article is not remuneration to which article 10.8 applies if the contribution is excluded from the amount to be approved by shareholders under the Listing Rules.

10.10 Additional or special duties

If a Director at the request of the Directors performs additional or special duties for the Company, the Company may remunerate that Director as determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's remuneration under article 10.8.

10.11 Retirement benefit

Subject to the Listing Rules and Corporations Act, the Company may pay a former Director, or the personal representatives of a Director who dies in office, a retirement benefit in recognition of past services of an amount determined by the Directors. The Company may also enter into a contract with a Director providing for payment of a retiring benefit. A retirement benefit paid under this article is not remuneration to which article 10.8 applies.

10.12 Expenses

A Director is entitled to be reimbursed out of the funds of the Company such reasonable travelling, accommodation and other expenses as the Director may incur when travelling to or from meetings of the Directors or a Committee or when otherwise engaged on the business of the Company.

For personal use only

10.13 **Director's Interests**

Subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, a Director may:

(a) hold any office or place of profit in the Company, except that of auditor;

(b) hold any office or place of profit in any other company, body corporate, trust or entity promoted by the Company or in which it has an interest of any kind;

(c) enter into any contract or arrangement with the Company;

(d) participate in any association, institution, fund, trust or scheme for past or present employees of the Company or Directors or persons dependent on or connected with them;

(e) act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as auditor;

(f) participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors;

(g) sign or participate in the execution of a document by or on behalf of the Company; and

(h) do any of the above despite the fiduciary relationship of the Director's office:

(i) without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

(ii) without affecting the validity of any contract or arrangement.

A reference to the Company in this article 10.13 is also a reference to each related body corporate of the Company.

10.14 **Vacation of office of Director**

In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company;

(c) is not present personally or by proxy or Alternate Director at meetings of the Directors for a continuous period of six months without leave of absence from the Directors; or

(d) is removed from office by resolution under section. 203D of the Corporations Act, but without depriving the Director of compensation or damages payable to the Director in respect of the termination of the Director's appointment as a Director or of an appointment terminating with that appointment.

10.15 **Share qualification of Directors**

From time to time, the Board of the Company may determine policies on share ownership requirements applying to non-executive Directors. Those policies may allow for those share

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ownership requirements to be satisfied by the relevant Director holding shares personally, or through a personal superannuation fund.

10.16 Consultancies

If a Director, being willing, is called on to perform consultancy services, the Company may remunerate that Director by providing a fixed amount or value determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's share in the remuneration provided for in article 10.8.

10.17 Disclosure of interests

Each Director must disclose that Director's interests to the Company in accordance with the Corporations Act.

11. Powers and duties of Directors

11.1 Directors to manage Company

The business of the Company is to be managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

11.2 Specific powers of Directors

Without limiting the generality of article 11.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

11.3 Appointment of attorney

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

11.4 Provisions in power of attorney

A power of attorney granted under article 11.3 may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate (including by way of appointment of a substitute attorney) all or any of the powers, authorities and discretions vested in the attorney.

11.5 Signing of cheques

The Directors may determine the manner in which and persons by who cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and receipts for money paid to the Company, may be signed, drawn, accepted, endorsed or otherwise executed.

11.6 Committees

The Directors may delegate any of their powers, other than powers required by law to be dealt with by Directors as a board, to a Committee or Committees consisting of one or more of their number as they think fit.

For personal use only

For personal use only

11.7 **Powers delegated to Committees**

A Committee to which any powers have been delegated under article 11.6 must exercise those powers in accordance with any directions of the Directors.

11.8 **Appointment of Managing and Executive Directors**

The Directors may appoint an employee of the Company or one of its subsidiaries to the office of managing director or executive director of the Company, to hold office as Director for the period determined at the time of appointment, but not to exceed the term of employment of the employee.

The Directors may, subject to the terms of any employment contract between the relevant Director and the Company or subsidiary, at any time remove or dismiss any Managing Director or Executive Director from employment with that company, in which event the appointment as a Director will automatically cease.

11.9 **Ceasing to be a Managing or Executive Director**

Subject to article 11.10, a Managing Director or Executive Director appointed under article 11.8 is subject to re-election as director in accordance with article 10.3. If re-elected, their term as Director ends when their employment contract with the Company or its subsidiary ceases.

11.10 **One Managing Director exempt**

One Managing Director, nominated by the Directors, is, while holding that office, exempt from retirement by rotation under article 10.3.

11.11 **Remuneration of Managing and Executive Directors**

The remuneration of a Managing Director or an Executive Director may be fixed by the Directors and may be by way of salary or commission or participation in profits or by all or any of those modes, but may not be by a commission on or percentage of operating revenue.

11.12 **Powers of Managing and Executive Directors**

The Directors may:

(a) confer on a Managing Director or an Executive Director such of the powers exercisable by them, on such terms and conditions and with such restrictions, as they think fit; and

(b) withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

11.13 **Delegation of Directors' powers**

The Directors may delegate any of their powers to any persons they select for any period, to be exercised for any objects and purposes on any terms and subject to any conditions and restrictions as they think fit, and may revoke, withdraw, alter or vary the delegation of any of those powers.

The powers of delegation expressly or impliedly conferred by this Constitution on the Directors are conferred in substitution for, and to the exclusion of, the power conferred by section 198D of the Corporations Act.

12. Proceedings of Directors

12.1 Directors' meetings

The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

12.2 Director may convene a meeting

A Director may at any time, and the Secretary must on the written request of a Director, convene a meeting of the Directors.

12.3 Questions decided by majority

A question arising at a meeting of Directors is to be decided by a majority of votes of Directors present and entitled to vote and that decision is for all purposes a decision of the Directors. A Director present at a meeting of Directors is presumed to have agreed to, and to have voted in favour of, a resolution of the Directors unless he or she expressly dissents from or votes against, or expressly abstains from voting on, the resolution at the meeting.

12.4 Alternate Director or proxy and voting

A person who is present at a meeting of Directors as an Alternate Director or as a proxy for another Director has one vote for each absent Director who would be entitled to vote if present at the meeting and for whom that person is an Alternate Director or proxy and, if that person is also a Director, has one vote as a Director in that capacity.

12.5 Chairman of Directors

The Directors may elect one of their number as chairman of their meetings and may also determine the period for which the person elected as chairman is to hold office. The Directors may also elect one of their number as deputy-chairman of their meetings and may determine the period for which the person elected as deputy-chairman is to hold office.

12.6 Absence of chairman at Directors' meeting

If a Directors' meeting is held and:

(a) a chairman has not been elected under article 12.5; or

(b) the chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the deputy-chairman, if any, must act as chairman of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be a chairman of the meeting.

12.7 Chairman's casting vote at Directors' meetings

The chairman of the meeting has a casting vote, unless only two Directors are present and entitled to vote at the meeting on the question. The chairman has a discretion both as to whether or not to use the casting vote and as to the way in which it is used.

12.8 Appointment of Alternate Director

Subject to the Corporations Act, a Director may appoint a person approved by a majority of the other Directors to be an Alternate Director in the Director's place during such period as the Director thinks fit.

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12.9 Alternate Director and meetings

An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor does not participate in a meeting, the Alternate Director is entitled to participate and vote in the appointor's place.

12.10 Alternate Director's powers

An Alternate Director may exercise all the powers of the appointor except the power to appoint an Alternate Director and, subject to the Corporations Act, may perform all the duties of the appointor except to the extent that the appointor has exercised or performed them.

12.11 Alternate Director responsible for own acts and defaults

Whilst acting as a Director, an Alternate Director:

(a) is an officer of the Company and not the agent of the appointor, and

(b) is responsible to the exclusion of the appointor for the Alternate Director's own acts and defaults.

12.12 Alternate Director and remuneration

An Alternate Director is not entitled to receive from the Company any remuneration or benefit under article 10.9 or 10.11.

12.13 Termination of appointment of Alternate Director

The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor ceases to be a Director.

12.14 Appointment or termination in writing

An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered to the Company.

12.15 Alternate Director and number of Directors

An Alternate Director is not to be taken into account separately from the appointor in determining the number of Directors.

12.16 Director attending and voting by proxy

A Director may participate in and vote by proxy at a meeting of the Directors if the proxy:

(a) is another Director, and

(b) has been appointed in writing signed by the appointor.

The appointment may be general or for one or more particular meetings. A Director present as a proxy for another Director, who would be entitled to vote if present at the meeting, has one vote for the appointor and one vote in his or her own capacity as a Director.

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12.17 Quorum for Directors' meeting

At a meeting of Directors, the number of Directors whose presence in person or by proxy is necessary to constitute a quorum is as determined by the Directors and, unless so determined, is two.

12.18 Continuing Directors may act

The continuing Directors may act despite a vacancy in their number. If their number is reduced below the minimum fixed by article 10.1, the continuing Directors may, except in an emergency, act only for the purpose of filling vacancies to the extent necessary to bring their number up to that minimum or to convene a general meeting.

12.19 Chairman of Committee

The members of a Committee may elect one of their number as chairman of their meetings. If a meeting of a Committee is held and:

(a) a chairman has not been elected; or

(b) the Chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chairman of the meeting.

12.20 Meetings of Committee

A Committee may meet and adjourn as it thinks proper.

12.21 Determination of questions

Questions arising at a meeting of a Committee are to be determined by a majority of votes of the members of the Committee present and voting.

The chairman of the meeting has a casting vote, unless only two members of the Committee are present and entitled to vote at the meeting on the question.

12.22 Circulating resolutions

(a) The Directors may pass a resolution without a Directors' meeting being held if all of the Directors who are then in Australia and who are entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document.

(b) Separate copies of a document may be used for signing by the Directors if the wording of the resolution and statement is identical in each copy. The resolution is passed when the last Director signs.

(c) A Director may signify assent to a document under this clause by signing the document or by notifying the Company of the assent of the Director by any technology including telephone and email.

(d) Where a Director signifies assent to a document under paragraph (c) other than by signing the document, the Director must by way of confirmation sign the document before or at the next meeting of Directors attended by that Director.

(e) The resolution the subject of a document under paragraph (a) is not invalid if a Director does not comply with (d).

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12.23 Validity of acts of Directors

All acts done at a meeting of the Directors or of a Committee, or by a person acting as a Director are, even if it is afterwards discovered that:

(a) there was a defect in the appointment or continuance in office of a person as a Director or of the person so acting; or

(b) a person acting as a Director was disqualified or was not entitled to vote,

as valid as if the relevant person had been duly appointed or had duly continued in office and was qualified and entitled to vote.

12.24 Directors' meetings defined

(a) The Directors may conduct meetings without Directors being in the physical presence of other Directors provided that all the Directors involved in the meeting are able to participate in discussion,

(b) Paragraph (a) applies to meetings of Directors' committees as if all members were Directors.

13. Secretary

13.1 Appointment of Secretary

The Company must have at least one Secretary who is to be appointed by the Directors.

13.2 Suspension and removal of Secretary

The Directors may suspend or remove a Secretary from that office.

13.3 Powers, duties and authorities of Secretary

A Secretary holds office on the terms and conditions (including as to remuneration) and with the powers, duties and authorities, as determined by the Directors. The exercise of those powers and authorities and the performance of those duties by a Secretary is subject at all times to the control of the Directors.

13.4 Secretary to attend meetings

A Secretary is entitled to attend all meetings of the Directors and all general meetings of the Company and may be heard on any matter.

14. Seals

14.1 Safe custody of common seals

The Directors must provide for the safe custody of any seal of the Company.

14.2 Use of common seal

The Company has a common seal or duplicate common seal:

(a) it may be used only by the authority of the Directors, or of a Committee authorised by the Directors to authorise its use; and

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(b) every document to which it is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

15. Inspection of records

15.1 Inspection by Members

Subject to the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members (other than Directors).

15.2 Right of a Member to inspect

A Member (other than a Director) does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

16. Dividends and reserves

16.1 Payment of dividend

Subject to the Corporations Act, this Constitution and the rights of persons (if any) entitled to shares with special rights to dividend, the Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by the Company to, or at the direction of each Member entitled to that dividend.

16.2 No interest on dividends

Interest is not payable by the Company on a dividend.

16.3 Reserves and profits carried forward

The Directors may:

(a) before paying any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied; and

(b) carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

Pending application, any sum set aside as a reserve may, at the discretion of the Directors, be used in the business of the Company or be invested as the Directors think fit.

16.4 Calculation and apportionment of dividends

Subject to the rights of any persons entitled to shares with special rights as to dividend and to the terms of issue of any shares to the contrary, the profits of the Company are divisible among the Members so that, on each occasion on which a dividend is paid:

(a) the same sum is paid on each share on which all amounts payable have been paid; and

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(b) the sum paid on a share on which all amounts payable have not been paid is the proportion of the sum referred to in paragraph (a) that the amount paid on the shares bears to the total of the amounts paid and payable on the share.

To determine the amount paid on a share, exclude any amount:

(c) paid or credited as paid in advance of a call; and

(d) credited as paid on a share to the extent that it exceeds the value (ascertained at the time of issue of the share) of the consideration received for the issue of the share.

All dividends are to be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

16.5 Deductions from dividends

The Directors may deduct from any dividend payable to, or at the direction of, a Member all sums of money (if any) presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

16.6 Distribution of specific assets

When resolving to pay a dividend, the Directors may:

(a) resolve that the dividend be satisfied either wholly or partly by the distribution of specific assets to some or all of the persons entitled to the dividend, including fully paid shares in or debentures of the Company or fully paid shares in or debentures of any other body corporate; and

(b) direct that the dividend payable in respect of any particular shares be satisfied wholly or partly by such a distribution and that the dividend payable in respect of other shares be paid in cash.

Where a dividend is resolved to be paid by way of fully paid shares in or debentures of any other body corporate, the Member consents to becoming a member of that other company and agrees to be bound by its constitution.

16.7 Resolution of distribution difficulties

If a difficulty arises in regard to a distribution under article 16.6, the Directors may:

(a) settle the matter as they consider expedient;

(b) fix the value for distribution of the specific assets or any part of those assets;

(c) determine that cash payments will be made to, or at the direction of, any Members on the basis of the value so fixed in order to adjust the rights of all parties; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

If a distribution of specific assets to, or at the direction of a particular Member or Members is illegal or, in the Directors' opinion, impracticable the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

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16.8 Payments in respect of shares

A dividend, interest or other money payable in cash in respect of shares may be paid using any payment method chosen by the Company, including:

(a) by cheque sent through the post directed to the address in the Register of the holder or, in the case of joint holders, to the address of the joint holder first named in the Register;

(b) by cheque sent through the post directed to such other address as the holder or joint holder in writing directs; or

(c) by some other method of direct credit determined by the Directors to the holder or holders shown on the Register or to such person or place directed by them.

16.9 Effectual receipt from one joint holder

Any one of two or more joint holders may give an effectual receipt for any dividend, interest or other money payable in respect of the shares held by them as joint holders.

16.10 Election to reinvest dividend

Subject to the Listing Rules, the Directors may grant to Members or any class of Members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit.

16.11 Election to accept shares in lieu of dividend

Subject to the Listing Rules, the Directors may determine in respect of any dividend which it is proposed to pay on any shares of the Company that holders of the shares may elect:

(a) to forego the right to share in the proposed dividend or part of such proposed dividend; and

(b) to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit.

16.12 Unclaimed dividends

Unclaimed dividends may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

17. Capitalisation of profits

17.1 Capitalisation of reserves and profits

The Directors:

(a) may resolve to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b) may, but need not, resolve to apply the sum in any of the ways mentioned in article 17.2, for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend.

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17.2 Applying a sum for the benefit of Members

The ways in which a sum may be applied for the benefit of Members under article 17.1 are:

(a) in paying up any amounts unpaid on shares held by Members;

(b) in paying up in full unissued shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

17.3 Implementing the resolution

The Directors may do all things necessary to give effect to the resolution under article 17.1 and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a) make cash payments in cases where shares or debentures become issuable in fractions;

(b) authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any further shares or debentures; or

(ii) the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement so made is effective and binding on all Members concerned;

(c) fix the value of specified assets; or

(d) vest property in trustees.

18. Service of documents

18.1 Document includes notice

In article 18, a reference to a document includes a notice.

18.2 Methods of service

The Company may give a document to a Member:

(a) personally;

(b) by sending it by post to the address for the Member in the Register or an alternative address nominated by the Member; or

(c) by sending it to a fax number or electronic address or by other electronic means nominated by the Member.

18.3 Post

A document sent by post:

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(a) if sent to an address in Australia, may be sent by ordinary post; and

(b) if sent to an address outside Australia, must be sent by airmail,

and in either case to have been received on the day after the date of its posting.

18.4 Fax or electronic transmission

If a document is sent by fax or electronic transmission, delivery of the document is taken:

(a) to be effected by properly addressing and transmitting the fax or electronic transmission; and

(b) to have been delivered on the day following its transmission.

18.5 Evidence of service

A certificate in writing signed by a Director or a Secretary stating that document was sent to a Member by post or by fax or electronic transmission on a particular date is prima facie evidence that the document was so sent on that date.

18.6 Joint holders

A document may be given by the Company to the joint holders of a share by giving it to the joint holder first named in the Register in respect of the share.

18.7 Waiver by shareholders

A. shareholder may from time to time, by written notice to the Company, waive the right to receive any or all annual financial reports from the Company and may at any time thereafter revoke the waiver in the same manner. While any waiver is in effect, the Company need not send to the shareholder the documents to which the waiver relates.

18.8 Accidental omissions

The failure to send an annual report, notice or other document to a Member in accordance with this Constitution does not invalidate the proceedings at a meeting of Members if the failure to do so was accidental.

18.9 Persons entitled to shares

A person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every document given in accordance with this article 18 to the person from whom that person derives title prior to registration of that person's title in the Register.

19. Winding up

19.1 Distribution of assets

If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

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19.2 **Powers of liquidator to vest property**

The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

19.3 **Shares issued on special terms**

Articles 19.1 and 19.2 do not prejudice or affect the rights of a Member holding shares issued on special terms and conditions.

20. Indemnity and insurance

20.1 **Indemnity**

To the maximum extent permitted by law, the Company may indemnify any current or former Director or Secretary or officer of the Company or a subsidiary of the Company out of the property of the Company against:

(a) any liability incurred by the person in that capacity (except a liability for legal costs);

(b) legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity; and

(c) legal costs incurred in good faith in obtaining legal advice on issues relevant to the performance of their functions and discharge of their duties as an officer of the Company or a subsidiary, if that expenditure has been approved in accordance with the Company's policy,

except to the extent that:

(d) the Company is forbidden by law to indemnify the person against the liability or legal costs; or

(e) an indemnity by the Company of the person against the liability or legal costs, if given, would be made void by law.

20.2 **Insurance**

The Company may pay or agree to pay, whether directly or through. an interposed entity, a premium for a contract insuring a person who is or has been a Director or Secretary or officer of the Company or a subsidiary of the Company against liability incurred by the person in that capacity, including a liability for legal costs, unless:

(a) the Company is forbidden by law to pay or agree to pay the premium; or

(b) the contract would, if the Company paid the premium be made void by law.

20.3 **Contract**

The Company may enter into an agreement with a person referred to in articles 20.1 and 20.2 with respect to the matters covered by those articles. An agreement entered into pursuant to this article may include provisions relating to rights of access to the books of the Company conferred by the Corporations Act or otherwise by law.

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21. Restricted Securities

21.1 Disposal during Escrow Period

Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules or ASX.

The Company must not acknowledge a disposal (including by registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

21.2 Breach of Restriction Agreement or Listing Rules

During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

22. Small Holdings

22.1 Divestment Notice

If the Directors determine that a Member is a Small Holder or a New Small Holder the Company may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder or a New Small Holder, the number of Shares making up and the Market Value of the Small Holding or New Small Holding and the date on which the Market Value was determined;

(b) that the Company intends to sell the Relevant Shares in accordance with this article after the end of the Relevant Period specified in the Divestment Notice;

(c) if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Company in writing that the Member desires to retain the Relevant Shares and that if the Member does so the Company will not be entitled to sell the Relevant Shares under that Divestment Notice; and

(d) after the end of the Relevant Period the Company may for the purpose of selling the Relevant Shares that are in a CS Facility holding initiate a holding adjustment to move those Shares from that CS Facility holding to an Issuer Sponsored Holding or certificated holding.

If the Operating Rules of a CS Facility apply to the Relevant Shares, the Divestment Notice must comply with those Operating Rules.

22.2 Relevant Period

For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

22.3 Company can sell Relevant Shares

At the end of the Relevant Period the Company is entitled to sell on-market or in any other way determined by the Directors:

(a) the Relevant Shares of a Member who is a Small Holder, unless that Member has notified the Company in writing before the end of the Relevant Period that the

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Member desires to retain the Relevant Shares, in which event the Company must not sell those Relevant Shares under that Divestment Notice; and

(b) the Relevant Shares of a Member who is a New Small Holder.

22.4 **No obligation to sell**

The Company is not bound to sell any Relevant Shares which it is entitled to sell under this article 22 but unless the Relevant Shares are sold within six weeks after the end of the Relevant Period the Company's right to sell the Relevant Shares under the Divestment Notice relating to those Shares lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

22.5 **Company as Member's attorney**

To effect the sale and transfer by the Company of Relevant Shares of a Member, the Member appoints the Company and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Company considers necessary or appropriate to effect the sale or transfer of the Relevant Shares and, in particular:

(a) to initiate a holding adjustment to move the Relevant Shares from a CS Facility holding to an Issuer Sponsored Holding or a certificated holding; and

(b) to execute on behalf of the Member all deeds instruments or other documents necessary to transfer the Relevant Shares and to deliver any such deeds, instruments or other documents to the purchaser.

22.6 **Conclusive evidence**

A statement in writing by or on behalf of the Company under this article 22 is (in the absence of manifest error) binding on and conclusive against a Member. In particular, a statement that the Relevant Shares specified in the statement have been sold in accordance with this article is conclusive against all persons claiming to be entitled to the Relevant Shares and discharges the purchaser from all liability in respect of the Relevant Shares.

22.7 **Registering the purchaser**

The Company must register the purchaser of Relevant Shares as the holder of the Relevant Shares transferred to the purchaser under this article. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Shares transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Company under this article.

22.8 **Payment of proceeds**

Subject to article 22.9, where:

(a) Relevant Shares of a Member are sold by the Company on behalf the Member under this article; and

(b) the certificate for the Relevant Shares (unless the Company is satisfied that the certificate has been lost or destroyed or the Relevant Shares are Uncertificated Securities) has been received by the Company,

the Company must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in

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the Register. Payment of any money under this article is at the risk of the Member to whom it is sent.

22.9 **Costs**

In the case of a sale, of the Relevant Shares of a New Small Holder in accordance with this article, the Company is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Company, In any other case, the Company or a purchaser must bear the costs of sale of the Relevant Shares. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Company in connection with the sale and transfer of the Relevant Shares.

22.10 **Remedy limited to damages**

The remedy or a Member to whom this article applies, in respect of the sale of the Relevant Shares of that Member is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

22.11 **Dividends and voting suspended**

Unless the Directors determine otherwise. where a Divestment Notice is given to a New Small Holder in accordance with this article, then despite any other provision in this Constitution, the rights to receive payment of dividends and to vote attached to the Relevant Shares of that Member are suspended until the Relevant Shares are transferred to a new holder or that Member ceases to be a New Small Holder. Any dividends that would, but for this article, have been paid to that Member must be held by the Company and paid to that Member within 60 days after the earlier of:

(a) the date the Relevant Shares of that Member are transferred; and

(b) the date that the Relevant Shares of that Member cease to be subject to a Divestment Notice.

22.12 **Twelve month limit**

If it is a requirement of the Listing Rules, the Company must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by article 22.13).

22.13 **Effect of takeover bid**

From the date of the announcement of a takeover bid for the Shares until the close of the offers made under the takeover bid, the Company's powers under this article to sell Relevant Shares of a Member cease. After the close of the offers under the takeover bid, the Company may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite article 22.12 and the fact that it may be less than 12 months since the Company gave a Divestment Notice to that Member.

22.14 **Definitions**

In this article 22:

Divestment Notice means a notice given under article 22.1 to a Small Holder or a New Small Holder;

Market Value in relation to a Share means the closing price on SEATS of the Share;

New Small Holder is a Member who is the holder or a joint holder of New Small Holding;

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New Small Holding means a holding of Shares created after the date on which article 22 came into effect by the transfer of a parcel of Shares the aggregate Market Value of which at the time a proper transfer was initiated or a paper based transfer was lodged, was less than a marketable parcel of Shares as provided under the Listing Rules;

Relevant Period means the period specified in a Divestment Notice under article 22.2;

Relevant Shares are the Shares specified in a Divestment Notice;

Shares for the purposes of article 22 are shares in the Company all of the same class;

Small Holder is a Member who is the holder or a joint holder of a Small Holding; and

Small Holding means a holding of Shares the aggregate Market Value of which at the relevant date is less than a marketable parcel of Shares as provided under the Listing Rules.

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Schedule 1 - Rights attaching to preference

1 Terms of preference shares

The Company may issue preference shares under article 2.2 on the following terms:

(a) each preference share confers on the holder a right to receive a preferential dividend at the rate and on the basis decided by the Directors under the terms of issue;

(b) in addition to the preferential dividend, each preference share may participate with the ordinary shares in profits if, and to the extent that, the Directors decide under the terms of issue;

(c) the preferential dividend is cumulative unless, and to the extent that, the Directors decide otherwise under the terms of issue;

(d) each preference share confers on its holder:

(i) the right to the preferential dividend in priority to the payment of any dividend on any other class of shares; and

(ii) the right in a winding up or on redemption to payment in cash in priority to any other class of shares of:

(A) the amount of any dividend accrued but unpaid on the share at the date of winding up or the date of redemption; and

(B) any amount paid on the share;

(e) unless otherwise decided by the Directors under the terms of issue, a preference share does not confer on its holder any right to participate in the profits or property of the Company except as set out in this schedule;

(f) to the extent that the Directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only;

(g) a preference share does not entitle its holder to vote at any general meeting of the Company except:

(i) on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the share;

(C) to wind up the Company; or

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy back agreement;

(iii) during a period in which a dividend or part of a dividend on the share is in arrears;

(iv) during the winding up of the Company; and

(v) in any other circumstance the Directors determine at the time of issue; and

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(h) each preference share confers on its holder the same rights as those conferred by the Constitution upon the holders of ordinary shares in relation, to receiving notices of general meetings, reports, balance sheets and accounts and of attending and being heard at all general meetings of the Company.

2 Foreign Currency

Where any amount is payable by the Company to the holder of a preference share in, a currency other than Australian dollars, and the amount is not paid when due or the Company has commenced winding up, the holder may give notice to the Company requiring payment of an amount in Australian dollars equal to the foreign currency amount calculated by applying the reference rate on the date of payment for the sale of the currency in which the payment is to be made for Australian dollars. Reference rate means the rate applicable in the market and at the time determined by the Directors before allotment of those preference shares and specified in the terms of issue for those preference shares.

3 Conversion to ordinary shares

A preference share which, in accordance with its terms of issue, may be converted into an ordinary share will, at the time of conversion, have the same rights as a fully paid ordinary share and rank equally with other fully paid ordinary shares on issue. This is subject to the terms of issue of the preference share in relation to entitlement to ordinary dividends paid after conversion. In addition, the terms of issue of the preference share may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

For personal use only

Sec No. 82-34

For personal use only

IMPACT CAPITAL LIMITED
(ASX:ICD)

BELL POTTER SMALL CAPS CONFERENCE

SYDNEY

NOVEMBER 2007

For personal use only

Corporate Summary

Board of Directors

Kenneth Rich	Chairman
	Independent Non-Executive
Russell Templeton	MD and CEO
John Laurie	Independent Non-Executive
Lawrence Litzow	Non-Executive

Senior Management Team

Brendan Lyle	General Counsel
Brian Gebauers	COO
Alison Hill	CFO and Company Secretary

For personal use only

Corporate Summary

Capital Structure

Share capital post IFL acquisition	$ 6.1m
Placements (net of costs)	
- July '05 Prospectus	$ 0.4m
- Feb '06 Sophisticated Investors	$ 9.5m
- Mar '06 Rights Issue	$ 2.4m
	$ 18.4m
Ordinary Shares on issue – Oct '07	65.2m

6m 12 % Convertible Notes of $1 each
- July '05 Placement to Sophisticated Investors
- Nov '06 Fully Redeemed

For personal use only

Impact capital

Corporate Summary

Escrowed Shares

Shares escrowed on IFL acquisition	
- Mandatory escrow by ASX	26.1m
- Voluntary escrow	7.5m
	33.4m

All escrowed shares released including final tranche of 22.5m in August '07.

Of 22.5m shares 11m have subsequently changed hands and 70% of the remainder are held by directors and executives.

For personal use only

Corporate Summary

Structure of Shareholders

41% of shares are held by investment funds including:

- Thorney	15.17%
- Ward Ferry *	6.71%
- Insight Capital Management	6.62%
- Schroders *	5.06%
- Warakirri *	
- Wilson Asset Management	
- Paradice *	

* Holdings acquired post August '07

For personal use only

Impact capital

Corporate Summary

Debt Facility

National Australia Bank Limited
- Facility granted May ’06 with interim limit of $6m
- Limit increased Aug ’06 to $15m
- Limit increased Feb ’07 to $40m
- Facility drawn to $27.5m repaid in Sep ’07

Bank of Western Australia Ltd (BankWest)
- Facility granted Sep ’07 with limit of $50.5m
- Increased term
- Increased flexibility of financial covenants

For personal use only

Impact capital

Corporate Summary

Debt Facility with BankWest

- 3 year term expiring 4 September 2010
- Interest rate fixed for each advance at BBSW + 1.25%
- Maximum period of advance is 180 days
- Facility fee fixed at 0.5% of limit
- Secured by fixed and floating charge over Group assets
- Key financial covenants are:
  - Net Tangible Worth equal or greater than $18m
  - LVR equal or less than 70% (initially)
  - Debt Service Cover ratio equal or greater than 2:1

- Drawn at 15 November 2007 to $34m

Corporate Summary

Share Price - 16 month trend



Impact Capital Share Price
1 July 2006 to 30 October2007
0.8
0.7
0.6
0.5
0.4
0.3
0.2
30/06/2006
30/07/2006
30/08/2006
30/09/2006
30/10/2006
30/11/2006
30/12/2006
30/01/2007
28/02/2007
30/03/2007
30/04/2007
30/05/2007
30/06/2007
30/07/2007
30/08/2007
30/09/2007
30/10/2007

For personal use only

Impact capital

Core Business

Provides innovative forms of financing with the following essential elements:

- an identifiable source of funds for repayment
- an “almost immediate” right to be paid is established although the timing is uncertain
- no requirement for periodic repayment of principal and interest
- a (Solicitors or Real Estate Agents) trust account through which repayment is made
- an identifiable existing distribution network for the products

For personal use only

For personal use only

Impact capital

The Products

Matrimonial Property Settlements

- lending for payment of legal fees, disbursements & living expenses
- borrowers are individuals involved in Family Law Property Settlements
- repayments source is net asset pool of parties
- referral sources are Family Law Solicitors & Barristers
- security provided by irrevocable instruction and consent to mortgage
- LVR is maximum of 30% of net asset pool

For personal use only

Impact capital

The Products

Matrimonial Property Settlements

- interest rate: 14.95% - 19.95% compounding daily
- assessment fees: 4% - 8%* of principal value
- annual fees: 5.5% at each 12 month anniversary
- average loan size: $35,000
- repayment profile: 84% within 12 months
  99% within 24 months

* Banding of average fees

For personal use only

The Products

Personal Injury Pre-Settlement

- lending for payment of living expenses
- borrowers are plaintiffs in Personal Injury claims
- repayment sources are defendant insurer or state government Workcover authority
- referral source is Personal Injury Solicitors
- security provided by irrevocable instruction
- LVR is maximum of 30% of NET amount to be received by borrower

For personal use only

The Products

Personal Injury Pre-Settlement

- interest rate: 22.95% compounding daily
- assessment fees: 8%* of principal value
- annual fees: 5.5% at each 12 month anniversary
- average loan size: $11,000
- repayment profile: 78% within 12 months
98% within 24 months

* Average fee

For personal use only

The Products

Inheritance Funding

- lending for payment of legal fees and living expenses
- borrowers are beneficiaries in wills and estates
- repayment source is net asset pool of estate
- referral sources are specialist Solicitors and Barristers
- security provided by irrevocable instruction and consent to mortgage
- LVR is maximum of 30% of net asset pool

For personal use only

The Products

Inheritance Funding

- interest rate: 14.95% - 21.95% compounding daily
- assessment fees: 4% - 8%* of principal value
- annual fees: 5.5% at each 12 month anniversary
- average loan size: $30,000
- repayment profile: 97% within 12 months
100% within 24 months

* Banding of average fees

For personal use only

The Products

Disbursement Funding

- lending for payment of claim disbursements
- borrowers are plaintiffs in Personal Injury claims
- repayment sources are defendant insurer, state government Workcover authority or law firm
- referral sources are Personal Injury Solicitors
- security provided by irrevocable instruction & guarantee from law firm (including personal guarantees from the firm's partners)
- has strategic value as provides a pre-qualified database of potential borrowers for PI product

The Products

Disbursement Funding

- interest rate: 15.95% - 19.95% compounding daily
- assessment fees: $69* per $2,000 of principal value
- annual fees: $37 per $2,000 of principal value at each 12 month anniversary
- average loan size: $4,000
- repayment profile: 78% within 12 months
98% within 24 months

* Average fee

For personal use only

For personal use only

Impact capital

The Products

Property Marketing Finance

- lending for payment of vendor marketing costs
- borrowers are vendors of residential property
- repayment source is property settlement
- referral source are Real Estate Agents
- security provided by irrevocable instruction and consent to mortgage
- borrower must have a minimum of 20% equity in property being sold and a clean Veda credit rating

For personal use only

The Products

Property Marketing Finance

- interest rate: 15.95% - 18.95% compounding daily
- assessment fee: $300 *
- annual fees: not applicable
- average loan size: $5,000
- repayment profile: expected term is 3 months

* Average fee

For personal use only

Sales and Marketing Strategy

Market Sizing (Australia)

- 55,000 divorces are granted annually
- 200,000 personal injury claims lodged annually
- law firm overdrafts estimated at $400m - $500m
- 130,000 estates are created annually
- 145,000 residential property auctions held annually

For personal use only

Sales and Marketing Strategy

Strategy

Consists of 3 key initiatives:

- Business Development Managers located in Brisbane, Sydney, Melbourne to service entire states. New recruit for Perth planned early 2008.

- Sponsorships including Australian Lawyers Alliance, Family Law Section of the Law Council of Australia and accredited business partner of Queensland Law Society.

- Industry specific advertising in electronic and print media

For personal use only

Sales and Marketing Strategy

Success of Strategy

Reflected in the size and breadth of the referral base:

- 98% of all matrimonial borrowers received from solicitor referrals
- 60% of all personal injury borrowers received from solicitor referrals
- 100% of all disbursement borrowers received from solicitor referrals
- Referrals received from more than 1,300 solicitors across Australia and New Zealand

For personal use only

Impact capital

Sales and Marketing Strategy

Testimonial

"Our clients are more often than not asset-rich and cash-poor and by utilising Impact's financial services we are able to meet our clients' needs and expectations and properly manage our cash flow."

Jeremy Culshaw,
Accredited Family Law Specialist,
Senior Consultant to Shann Family Lawyers,
Partner Marks and Sands Lawyers

For personal use only

Sales and Marketing Strategy

Testimonial

"From our client's point of view, Impact Capital gives them access to much needed cash at times when they most need it. As the cost of seeking justice rises, services such as those provided by Impact Capital will become a key component of the legal industry."

Russell Keddie
Founding Partner
Keddies Lawyers
Leading Insurance Law Specialists

For personal use only

Sales and Marketing Strategy

Testimonial

"Property Marketing Finance has great potential within the real estate sector because it provides a simple solution to a common problem. We consider marketing to be one of the most important aspects when it comes to selling a property and are therefore delighted to work with Impact Capital to provide this unique funding package".

Steve Sharry
Queensland CEO
Raine & Horne

Sales and Marketing Strategy



Loan Book by State as at 30-Jun-07
WA 13%
TAS 0%
VIC 12%
SA 2%
NT 0%
ACT 1%
NSW 21%
QLD 51%
QLD
NSW
ACT
NT
SA
VIC
TAS
WA

For personal use only

For personal use only

Impact capital

Risks and Threats

Regulatory Environment

Relevant legislation includes:
- Uniform Credit Code (UCC)
- Privacy Act
- Anti Money Laundering/Counter Terrorism Financing

Policies and procedures ensure continuous compliance.

Specialist compliance solicitors provide ongoing advice.

Unaffected by mooted national interest rate cap (48%).

For personal use only

Risks and Threats

Economic Conditions

No exposure to sub prime lending as all borrowers have an identifiable source of repayment. No reliance on capacity to service debt.

No risk to corporate debt financing with facility and pricing in place until September 2010.

For personal use only

Risks and Threats

Economic Conditions

Personal Injury and Disbursement Funding

- expectation of increased demand as credit tightens and consumers look to capitalise on potential claims
- risk profile will remain unaltered due to confirmation of borrowers right to claim before funds disbursed

Matrimonial Property Settlements/Inheritance Funding

- expectation of increased demand as financial pressure known to be single largest cause of divorce.
- assessment criteria will remain unaltered but a more conservative valuation of net asset pool adopted.

For personal use only

Risks and Threats

Competitors

No visible competitors.

For personal use only

Summary (consolidated)

.	2007	2006	Change
Australasian revenue	$7.4m	$3.5m	↑
Australasian operating profit before tax	$2.9m	$0.1m	↑
Net profit (loss) after tax	($0.3m)	$1.8m	↓
Significant / unusual items before tax - profit on sale of subsidiary - impairment in value of investment	 $0.0m ($2.4m)	 $2.1m $0.0m	
Franking credits available	$1.2m	$0.0m	↑
Gross loan book (principal and interest)	$39.6m	$18.9m	↑

For personal use only

Accounting Policies - Revenue

Interest Income

- recognised over the term of the loan at the effective interest rate which is established on commencement of the loan.

Assessment Fee

- recognised as a part of the effective interest rate and therefore accounted for and disclosed as a part of interest income.

Annual Fee

- recognised as fee income at the time the fee is charged.

For personal use only

Accounting Policy - Impairment of loans

Policy

- Impairment is recognised immediately there is objective evidence that one or more events have had a negative effect on the future cash flows.

Events

- death of borrower
- borrower decides to represent himself/herself
- borrower no longer in contact with solicitor or Impact

Provision to date

- approximates 1% of loans advanced

For personal use only

Impact capital

Financials

Timing of revenue and impairment

	Income Statement	Cashflow Statement
Assessment fee	Over the life of the loan	100% at inception
Interest income	Over the life of the loan	100% at repayment
Annual fee	In the period the fee is charged	100% at repayment
Impairment	In the period the impairment event is identified	No cash flow

For personal use only

Financials

Example:

Personal Injury Loan of $10,000 fully drawn on 1 Jul '06
Interest Rate is 22.95% compounding daily
Assessment Fee is 8% or $800
Loan is repaid on 31 Aug '07
Annual Fee is therefore applicable at 5.5% or $550

Cash flow Statement
Cash Disbursed on 1 Jul '06 = $9,200 ($10,000 less fee of $800)
Cash Received on 31 Aug '07 = $13,628
Made up of: $10,000 principal, $ 3,078 interest, $550 annual fee

Income Statement
Interest income = $3,878 recognised over the 14 month period
Fee income = $550 recognised on 2 Jul '07

Operating Cash flows


Cash Flows
1 July 2005 to 30 September 2007
$'000s
600
400
200
0
-200
-400
-600
-800
-1000
Jul - Sep 05
Oct - Dec 05
Jan - Mar 06
Apr - Jun 06
Jul - Sep 06
Oct - Dec 06
Jan - Mar 07
Apr - Jun 07
Jul - Sep 07

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Financials

Net Loans and Advances

	30 June 05	30 June 06	30 June 07
Principal	$6.1m	$17.6m	$34.9m
Capitalised interest and fees	$0.3m	$1.7m	$4.7m
Provision for impairment	($0.1m)	($0.4m)	($0.6)
TOTAL	$6.3m	$18.9m	$39.0m
Principal disbursed	$8.2m	$17.4m	$34.0m
Principal repaid	$2.1m	$5.9m	$16.7m

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For personal use only

Cost Base – Employee Costs

Number of FTE

	30 Jun 05	30 Jun 06	30 Jun 07	31 Oct 07
Non-executive directors	4	3	3	3
Executives	6	4	4	4
Sales & marketing	0	1	3	4
Finance	0	0.6	1.6	2
Operations	3.2	5.2	7	7
Legal / Credit	1	1	1	2
TOTAL	14.2	14.8	19.6	22

For personal use only

Financials

Cost Base – Occupancy Costs

- Head office	
- Brisbane, 10 Market Street	250m2
- Sales offices	
- Sydney, 66 Hunter Street	95m2
- Melbourne, 365 Little Collins	30m2
- Perth	virtual office
- New Zealand	virtual office

For personal use only

Financials

Cost Base – Marketing Costs

- Sponsorships
  - Australian Lawyers Alliance
  - Family Law Section of the Law Council of Australia
  - Queensland Law Society.
- Advertising in print, on television, radio and internet
- Website
- Travel and accommodation as BDM's state based

For personal use only

Financials

Cost Base – Administration Costs

- Audit Fees
- ASX, ASIC and Share Registry Costs
- Insurances including D&O
- Legal and Professional Fees
- Telephone, Equipment and IT Costs
- Travel and Accommodation Costs (non-marketing)

For personal use only

Looking Forward

Growth Strategy

- continued strong growth in loan book revenue and profit from existing products. Reflected in gross loan book at 15 November 2007 of approximately $50m
- introduction of new products with same essential elements
- consideration of acquisitions meeting strict criteria including earnings accretive and/or of strategic value
- entrench the company as innovative financier to fill void presently existing in Australia and NZ

For personal use only

IMPACT CAPITAL LIMITED
(ASX:ICD)

PRESENTATION
NOVEMBER 07

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

Impact Capital Limited Annual General Meeting

Chairman's Address

Good Morning Ladies and Gentlemen.

On behalf of the Board, welcome to the Impact Capital Annual General Meeting. I am very pleased to report to you on what has been a year of significant achievements on many fronts.

Last year when I spoke to you of our Company's accomplishments, I highlighted such items as the increase in our loan book to $18 million, and the impressive feat of securing a $15 million debt facility from the National Australia Bank, both so early in the Company's life.

This year, with the further maturing of the Company and its business model, I am able to speak of such achievements as a 110% increase in the size of our loan book to $40 million, and the sourcing of a replacement debt facility of $50 million with BankWest.

With the business model now proven, a substantial senior debt facility in place and increasing traction in our core markets, the Company has developed a solid base on which to deliver on its long-term promise of increasing year-on-year profit and strong underlying growth.

There were a number of major operational and financial achievements in the preceding 12 months from Impact's core operation, including continued and significant growth in the Company's loan book. Our loan book stood at $39.6 million at 30 June 2007, a 110% increase from $18.9 million the previous year. I am now delighted to inform shareholders that our loan book has exceeded the $50 million mark.

In line with this loan book growth, the Company's revenue increased 112% in the 2007 Financial Year to $7.4 million, growing from $3.5 million in the previous corresponding period. Perhaps the most pleasing result, however, was in the Company's Australasian net operating profit before tax, which grew from only $100,000 in 2006 to $2.9 million last financial year. This disproportionate growth is indicative of the scalability of the company's business model, a trend that I expect to see continue.

Another indicator of the maturity of our business came in the final quarter of the financial year when we announced our first operating cashflow-positive quarter and which has continued into the first quarter of the current financial year. This reflects an increasing quantum of loan repayments and demonstrates that the significant loan book growth has not been achieved to the detriment of the asset quality.

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

On the operating front, the company expanded its presence beyond its Brisbane base, with sales offices now established in Sydney and Melbourne. From these locations, our staff are better able to service the needs of the Company's ever-growing customer and referral base.

On a disappointing note, the Company announced on 6 August that it had revised the carrying value of its minority holding in Impact Holdings (UK) plc, a Company listed on London's Alternative Investment Market ('AIM') following a substantial fall in Impact Holdings' share price.

We revalued this investment down from 7.8 pence per share to 3.75 pence per share to better reflect the current market price of the underlying investment in line with our compliance with the new accounting standards. Such revaluation equated to a $2.4 million reduction in the overall carrying value of the investment in our books.

The Board has now resolved to sell the entirety of this holding at a price equal to or above the current carrying value at the earliest possible date. Management is working diligently towards this goal.

From a corporate perspective, 13 August saw 22.5 million shares, -over one third of the Company's issued capital - come out of escrow. The relative stability in the Company's share price since this time is testament to our loyal shareholder base and the Company's exciting growth outlook.

The release of these shares provided an opportunity for a number of large and well respected institutional shareholders to take significant holdings, totalling some 11 million shares, in the Company. Furthermore, current substantial shareholders such as Thorney Investments were able to reinforce their vote of confidence by increasing their already substantial stake. The Company now boasts an enviable share register for its size in the market.

It is also pleasing to note that in excess of 13% of the Company's shares are held by members of the Board, executives and staff.

The Company's core operations continue to flourish. The business model has now been proven as stable, successful and profitable and as a result for the first time in the company's life, we are able to look beyond our core product range and seek further growth opportunities via both organic and acquisitive means.

The Board is confident that the Company will continue to succeed and prosper as its business matures and it benefits from the economies of scale that flow from having attained critical mass.

Impact
capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

A strong expression of this confidence is the recent determination of the Board to formulate a dividend policy for the Company. The key elements of this policy include:-

- a payout ratio of 25% of Net Profit after Tax;
- franking of dividends to the extent credits are available (expected to be 100% in FY08); and
- the establishment of a dividend reinvestment plan.

The 2008 financial year will be an exciting one for Impact Capital as the Company comes of age as an increasingly significant participant in the niche finance sector in Australia.

In concluding, I would like to express my sincere thanks to our loyal staff, customers and shareholders for their support over the previous year. I look forward to working with you all again this year in contributing to the exciting growth of our company.

Kenneth Rich
Chairman
21 November 2007

SEC No. 82-3

For personal use only

Impact capital

IMPACT CAPITAL LIMITED
(ASX:ICD)

PRESENTATION BY RUSSELL TEMPLETON
MANAGING DIRECTOR AND CEO
2007 ANNUAL GENERAL MEETING

For personal use only

2007 ANNUAL GENERAL MEETING

Where are we now?

- mainstream pre-settlement legal lender
- proven business model highlighted by:
  - growth in loan book and revenue
  - profitable operations
  - positive operating cash flows
- regular and transparent reporting to shareholders
- establishment of dividend policy

For personal use only

2007 ANNUAL GENERAL MEETING

Where are we going?

To entrench the Company as an innovative financier to fill the void presently existing in Australia and New Zealand

To achieve this goal through a combination of:

- increased market penetration
- introduction of new products
- targeted acquisitions meeting strict criteria
- passive income streams on the back of existing networks

For personal use only

2007 ANNUAL GENERAL MEETING

What have we done to ready ourselves?

- established schemes to motivate and retain key staff
- reviewed systems to ensure facilitation of continued growth
- revisited branding strategies
- increased focus on non-traditional geographical locations
- templated an approach for new product development
- secured funding at appropriate levels to facilitate growth

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2007 ANNUAL GENERAL MEETING

Funding

- demonstrated ability to secure funding at levels and on terms necessary to facilitate levels of growth achieved to date
- strengthening of key relationships to ensure continued funding at levels necessary to support strategies and to guarantee the on-going success of the Company
- requirement for further funding in 2008 and beyond to underpin continued strong growth

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2007 ANNUAL GENERAL MEETING

Conclusion

Impact Capital has enjoyed impressive growth in the last 28 months with the board and executive management having worked hard to ensure the Company is appropriately positioned to take what can be regarded as its natural market within the financial sector.

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Impact capital

IMPACT CAPITAL LIMITED
(ASX:ICD)

PRESENTATION

2007 ANNUAL GENERAL MEETING

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE **21 November 2007**

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Rule 3.13.2, the Company advises that at the Annual General Meeting of shareholders held today at 11am in the Riverside Auditorium, Level 5, 123 Eagle Street, Brisbane, all resolutions set out in the Notice of Meeting were passed unanimously on a show of hands, including resolution 3 which was a special resolution.

As required by S251AA(2) of the Corporations Act the total number of proxies and the shares they represented in respect of each resolution are shown below.

	PROXIES				
Resolution	**For**	**Against**	**Abstain**	**Open**	**Excluded**
1. To re-elect Mr. L.J. Litzow as a director	19,792,473	19,370	9,400	893,820	2,480,000
2. To increase Non-Executive Directors remuneration	19,709,683	106,565	2,485,281	893,534	0
3. To adopt a new Constitution	22,264,021	23,816	13,692	893,534	0
4. To approve an Executive Option Scheme	19,659,172	154,276	2,483,681	897,934	0
5. To issue options to a director	19,663,732	154,516	1,391,046	893,534	1,092,235
6. To adopt the Remuneration Report	21,661,589	38,587	601,353	893,534	0

By order of the Board
Alison Hill
Company Secretary

For personal use only

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

ASX / Media Release

21 November 2007

Impact ready to pay franked dividends as loan book tops $50m

EXPANDING niche lender Impact Capital Limited (ASX Code: ICD) has seen its loan book top $50 million on the back of continuing strong demand and has implemented a dividend policy in recognition of the Company's strong growth and maturity.

Chairman Ken Rich told shareholders at the annual general meeting in Brisbane today Impact Capital's loan book, including principal and interest, had more than doubled in size to $39.6 million in the year to 30 June 2007.

"I am now delighted to inform shareholders that our loan book has exceeded the $50 million mark," he said.

"With the business model now proven, a substantial senior debt facility in place and increasing traction in our core markets, the Company has developed a solid base on which to deliver on its long-term promise of increasing year-on-year profit and strong underlying growth."

Mr Rich said the Company had experienced its first cash flow positive quarter in the final three months of FY2007 - a trend which had continued into the first quarter of this financial year.

Managing Director Russell Templeton said the Company was continuing to expand its suite of innovative finance products, following the successful launch of Property Marketing Finance, and would consider acquisitions to augment organic growth.

"We will give consideration to acquisitions if they meet strict criteria, including the need to be earnings accretive and/or offer strategic value," he said.

Impact Capital was also pursuing secure, passive income steams with no financial exposure.

"In this regard I am pleased to advise that we have now entered into an agreement with a major investment bank to brand or white label their Insurance Premium Funding product as an Impact Capital offering," Mr Templeton said.

Mr Rich said the Board was confident the Company would continue to succeed and prosper as its business matured and accrued benefits from economies of scale.

"A strong expression of this confidence is the recent determination of the Board to formulate a dividend policy for the Company," he said.

The key elements of this policy include:-

- a payout ratio of 25% of Net Profit after Tax;
- franking of dividends to the extent credits are available; and
- the establishment of a dividend reinvestment plan.

For personal use only

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

"The 2008 financial year will be an exciting one for Impact Capital as the Company comes of age as an increasingly significant participant in the niche finance sector in Australia," Mr Rich said.

Mr Rich said the retention and motivation of key executives in a fiercely competitive market was pivotal in ensuring Impact Capital's ongoing success.

"Consequently, the Company has moved to establish an appropriately designed Executive Option Scheme to ensure our executives can be suitably rewarded for performance," he said.

Shareholders were also advised today of plans to dispose of the Company's minority stake in Impact Holdings (UK) plc. Impact Capital had to write down the carrying value by $2.4 million in the FY2007 accounts to a total of $2,075,931after the price of the shares on London's Alternative Investment Market fell to 3.75 pence.

"The Board has now resolved to sell the entirety of this holding at a price equal to or above the current carrying value at the earliest possible date. Management is working diligently towards this goal," Mr Rich said.

Mr Templeton told shareholders tightening economic conditions were expected to benefit the Company which had no involvement in the sub-prime sector.

"The Company has no exposure to sub-prime lending as all our borrowers have an identifiable source of repayment with no reliance on their capacity to service debt," he said.

"Generally we would expect to see increased demand for our products such as personal injury and disbursement funding as credit conditions tighten and consumers look to capitalise on potential claims."

Similarly, applications for matrimonial property settlement finance were likely to rise because financial pressure was known to be the single largest cause of divorce.

ends

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

For personal use only

About Impact Capital

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding;
- Outlay disbursement funding for key legal firms and their clients; and
- Property Marketing Finance.

For further information please contact:

Russell Templeton Managing Director	Alison Hill Chief Financial Officer	Or	Richard Owen Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000 + 61 (0) 407 639 622	+ 61 (0) 7 3211 8000 + 61 (0) 411 488 850		+ 61 (0) 7 3503 5700 + 61 (0) 412 869 937

For personal use only

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Impact Capital Limited
ACN/ARSN	094 503 385

1. Details of substantial holder(1)

Name:	Insight Capital Management Pty Ltd and Associates
ACN/ARSN (if applicable) :	104 565 657
There was a change in the interests of the substantial holder on :	16/10/2007
The previous notice was given to the company on :	20/8/2007
The previous notice was dated :	4/7/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	3,397,519	5.21%	4,060,966	6.23%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
6/8/2007-16/10/2007	Insight Capital Management Pty Ltd and Related Entities	On Market Purchases	$399,012.50	663,447	663,447

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder(8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Insight Capital Management Pty Ltd	Insight Capital Management Pty Ltd	Insight Capital Management Pty Ltd	Beneficial	1379,136	1379,136
A&A Collins Super Fund	A&A Collins Super Fund	A&A Collins Super Fund	Beneficial	2681,830	2681,830

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
None	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Anthony Collins	PO Box R1876 Royal Exchange NSW 1225

Signature

print name: Anthony Edward Collins capacity: Director and Trustee

sign here [signature] date / / 22/11/2007

For personal use only

For personal use only

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme — Impact Capital Limited
ACN/ARSN — 094 503 385

1. Details of substantial holder(1)

Name: Insight Capital Management Pty Ltd and Associates

ACN/ARSN (if applicable) : 104 565 657

There was a change in the interests of the substantial holder on : 21/11/2007

The previous notice was given to the company on : 22/11/2007

The previous notice was dated : 22/11/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	4,060,966	6.23%	4,843,244	7.43%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17/10/2007 – 21/11/2007	Insight Capital Management Pty Ltd and Related Entities	On Market Purchases	$317,365.50	518,571	518,571

21/11/2007	Insight Capital Management Pty Ltd and Related Entities	Change in association	N/A	263,707	263,707

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder(8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Insight Capital Management Pty Ltd	Insight Capital Management Pty Ltd	Insight Capital Management Pty Ltd	Beneficial	932,180	932,180
A&A Collins Super Fund	A&A Collins Super Fund	A&A Collins Super Fund	Beneficial	3,647,357	3,647,357
Collins Super Fund	Collins Super Fund	Collin s Super Fund	Beneficial	263,707	263,707

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Collins Super Fund 70920141164	Anthony Edward Collins became fund trustee, thereby making the entity an associate.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Anthony Collins	PO Box R1876 Royal Exchange NSW 1225

Signature

print name: Anthony Edward Collins capacity: Director and Trustee

sign here [signature] date: 22/11 /2007

END

For personal use only